

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 4, 2009

Mr. Steven van der Velden
President and Chief Executive Officer
Elephant Talk Communications, Inc.
Schiphol Boulevard 249
1118 BH Schiphol
The Netherlands

> **RE: Elephant Talk Communications, Inc.**
> **File No. 000-30061**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-Q for the period ended September 30, 2009**
> **Filed November 16, 2009**

Dear Mr. van der Velden:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1. Description of Business, page 2

1.   We note your disclosure on page five discussing your business and growth strategy for 2009 and beyond. Given the prospective growth nature of your company, disclosure related to past, present, and future research and development costs, seems appropriate.

Thus, in future filings, please provide a discussion of the amount spent on research and development pursuant to Item 101(h)(4)(x) of Regulation S-K. Include appropriate disclosure in your Management's Discussion and Analysis section also.

2.   In future filings, please include a discussion of all patents, trademarks and licenses, including duration, held by you and your subsidiaries. Refer to Item 101(h)(4)(vii) of Regulation S-K. We note your risk factor disclosure on page 15.

3.   We note the technical description of your company's business. In future filings, consider including an example of how your platform is utilized by your typical customer. Such an illustration would provide a better understanding of your products and services.

Recent Sales of Unregistered Securities, page 21

4.   In future filings, as to any such securities not publicly offered, please disclose the names of the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K. We note your disclosure here and in the Notes to the Financial Statements of sales and issuances to "consultants" and "accredited investors".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

5.   We note your risk factor disclosure indicating that "virtually all of your revenue" has come from sales of your premium rate services. However, your MD&A does not provide any breakdown among all your services provided. In future filings, please provide a quantitative analysis of your various product offerings.

Liquidity and Capital Requirements, page 25

6.   In future filings, include a detailed discussion of actions that management has already taken as well as future plans, both in the short term and long term, to address your liquidity needs. You should provide a detailed discussion of management's viable plan for financing your operations. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Specifically, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations. We note your disclosure that you believe your cash balance and the additional capital provided through loan agreements will fund your operations through the first quarter and into the second quarter of 2009. In addition, we note your liquidity discussion in subsequent periodic reports only forecasts cash requirements one fiscal quarter into the future. Generally, the discussion of long-term liquidity and long-term capital resources must address cash requirements, material capital expenditures, and other demands and commitments to be incurred beyond the next 12 months, as well as the proposed sources of funding required to satisfy such obligations. Refer to Section III.C of the Commission's Interpretive Rule

on Management's Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-6835.htm.

Summary Compensation Table, page 68

7.   We note the compensation figures Mr. van der Velden and Mr. Zuurbier received as executive officers of the Company. In future filings identify and itemize the amounts Mr. van der Velden and Mr. Zuurbier received as compensation for their services as directors and as executives. Include the disclosure in a footnote to the table. If named executive officers do not receive compensation for their services as directors, please confirm in your response letter and reflect that information in future filings. Refer to Instruction 3 to Item 402(n) of Regulation S-K.

Director Compensation, page 71

8.   In future filings, disclose, in a footnote to the table, all assumptions made in the estimated fair market valuation or include a cross-reference to a discussion of such assumptions. Refer to Instruction to Item 402(r) of Regulation S-K.

Signatures, page 79

9.   In future filings, please include the signature of the company's Controller or Principal Accounting Officer. See General Instruction D(2)(a) of the Form 10-K.

Form 10-Q for the period ended September 30, 2009

Note 23 to Financial Statements

10.   Even though this litigation has been settled, disclosure in the Form 10-Q for the quarter ended March 31, 2009 indicated that the company planned to counterclaim against the former CEO on the bases of fraud and breach of fiduciary duty. Tell us in your response letter the bases for these claims and whether the facts underlying these claims have had a material adverse effect on the company's past operations or financial condition.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director